Woodside Petroleum Ltd.

Mia Yellagonga, 11 Mount Street

Perth, Western Australia 6000 Australia

April 14, 2022

Via EDGAR

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-4 (File No. 333-264268) (the “Registration Statement”) of Woodside Petroleum Ltd. (“Woodside”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, Woodside requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on Friday, April 15, 2022, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

Please direct any questions that you have with respect to the foregoing or, if any additional supplemental information is required by the Staff, to Scott Rubinsky of Vinson & Elkins L.L.P. at (713) 758-3287.

Very truly yours, WOODSIDE PETROLEUM LTD.

By:	/s/ Warren Baillie
Name:	Warren Baillie
Title:	Corporate Secretary

cc:	Scott Rubinsky, Vinson & Elkins L.L.P.

Robert Kimball, Vinson & Elkins L.L.P.